Filed pursuant to Rule 433
Registration Statement No. 333-137902
Dated August 7, 2008

FOR IMMEDIATE RELEASE
ATTN: BUSINESS/FINANCIAL EDITORS

MEDIA CONTACT:
KATHLEEN CARDOZA
312-917-7813
KATHLEEN.CARDOZA@NUVEEN.COM

KRISTYNA SUJATA
312-917-8343
KRISTYNA.SUJATA@NUVEEN.COM

Nuveen Investments Announces Three New ELEMENTSSM ETNs
Linked to Benjamin GrahamSM Intelligent Value Indices Begin Trading Today

CHICAGO, August 7, 2008– Nuveen Investments, a leading global provider of investment services to institutions and high-net-worth investors, today announced the successful launch of three new ELEMENTSSM exchange-traded notes (ETNs), issued by Deutsche Bank AG.  The new ETNs are linked to the Benjamin Graham Intelligent Value Indices designed by Nuveen HydePark Group, LLC (HydePark), an institutional market leader in enhanced, risk-controlled investment strategies. The three ETNs are specifically linked to the Benjamin Graham Large Cap Value Index-Total Return (Ticker: BVL), Benjamin Graham Small Cap Value Index-Total Return (Ticker: BSC), and Benjamin Graham Total Market Value Index-Total Return (Ticker: BVT); and will begin trading on the NYSE Arca today.

“Benjamin Graham advocated a consistent, objective investment style based on seeking out high-quality businesses with strong liquid balance sheets—a concept that would later come to be known as value investing,” said Michael Forstl, Managing Director, Nuveen Investments.  “We’re pleased that we can offer investors, through the exchange-traded note structure, a quantitative approach to value investing designed and implemented by our HydePark team.”

ELEMENTSSM ETNs are designed to track the total return of specific market indices and seek to provide convenient access to strategies and markets that traditionally have not been readily available to individual investors. ELEMENTSSM can be purchased or sold through a broker, financial advisor and most trading platforms. For more information about the objectives, features and risks of these investment products, consult your financial advisor and visit www.ELEMENTSetn.com or call 1-877-ETN-ADVICE (386-2384).  The ELEMENTS linked to the Benjamin Graham Intelligent Value Indices will be distributed by Nuveen Investments and Merrill Lynch & Co.

Founded in 1984, HydePark specializes in enhanced investment products, risk-controlled investment strategies. HydePark seeks to provide custom solutions to the investment marketplace, utilizing its proprietary wealth-creation model and risk-budgeting portfolio construction process.

Offers to sell, and solicitations of offers to buy, these securities are being made only in states where such offers and sales are permitted.

Nuveen Investments provides high quality investment services designed to help secure the long-term goals of institutions and high net worth investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets its growing range of specialized investment solutions under the high-quality brands of HydePark, NWQ, Nuveen, Rittenhouse, Santa Barbara, Symphony, and Tradewinds.  In total, Nuveen Investments managed $153 billion of assets on March 31, 2008.

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Deutsche Bank AG (the “Issuer”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting ELEMENTS website at www.ELEMENTSetn.com.  Alternatively, the Issuer, any agent of any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering if you so request by calling toll-free 1-877-ETN-ADVICE (386-2384).  You can also ask your broker or financial advisor to provide you with the prospectus and other related documents.